UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Nature’s Sunshine Products, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

639027101
(CUSIP NUMBER)

Phil Frohlich
1924 South Utica Ave., Suite #1120
Tulsa, Oklahoma  74104-6429
(918) 747-3412
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [X].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 639027101	13D

1	NAME OF REPORTING PERSONS Prescott Group Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,499,404
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,499,404
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,499,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 639027101	13D

1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,497,836
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,497,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,497,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 639027101	13D

1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,497,836
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,497,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,497,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 639027101	13D

1	NAME OF REPORTING PERSONS Prescott Group Aggressive Small Cap Master Fund, G.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,497,836
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,497,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,497,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 639027101	13D

1	NAME OF REPORTING PERSONS Phil Frohlich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,499,404
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,499,404
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,499,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 2 TO SCHEDULE 13D

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II”, and, together with Prescott Small Cap, the “Small Cap Funds”), and Phil Frohlich, the principal of Prescott Capital, relating to Common Stock, no par value per share (the “Common Stock”), of Nature’s Sunshine Products, Inc., a Utah corporation (the “Issuer”) on May 5, 2009, as amended by Amendment No. 1 filed on August 28, 2014.

This Amendment No. 2 relates to shares of Common Stock of the Issuer held in the account of (i) Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Master Fund”), of which the Small Cap Funds are general partners, and (ii) a partnership of which Prescott Capital serves as the general partner (the “Account”). Prescott Capital serves as the general partner and investment manager of the Small Cap Funds and may direct the Small Cap Funds, the general partners of the Master Fund, to direct the vote and disposition of the 1,497,836 shares of Common Stock held by the Master Fund. As the general partner of the Account, Prescott Capital may direct the vote and disposition of the 1,568 shares of Common Stock held by the Account.  As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 1,497,836 shares of Common Stock held by the Master Fund and the 1,568 shares of Common Stock held by the Account.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.                       Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

The class of equity security to which this statement on Schedule 13D relates is the Common Stock of the Issuer, a Utah corporation. The address of the principal executive offices of the Issuer is 2901 Bluegrass Boulevard, Suite 100, Lehi, Utah 84043.

Item 2.                    Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)  The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1. Prescott Capital
2. Prescott Small Cap
3. Prescott Small Cap II
4. Master Fund
5. Phil Frohlich

(b)  The principal place of business for each of the Reporting Persons is 1924 South Utica Ave., Suite #1120, Tulsa, Oklahoma, 74104.

(c)  The principal occupation of Phil Frohlich is serving as the managing member of Prescott Capital.  The principal business of Prescott Capital is acting as the general partner and investment manager of the Small Cap Funds and general partner of the Account.  The principal business of the Small Cap Funds is serving as general partners of the Master Fund.  The principal business of the Master Fund is investing in securities.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Prescott Capital, the Small Cap Funds and the Master Fund are organized under the laws of the State of Oklahoma.  Mr. Frohlich is a citizen of the United States of America.

Item 3.   Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended and restated as follows:

As of June 8, 2020, the Master Fund had invested $11,790,613 (inclusive of brokerage commissions) in shares of Common Stock of the Issuer and the Account had invested $19,341 in shares of Common Stock of the Issuer.  The source of these funds was the working capital of the Master Fund and the Account..

Item 4.   Purpose of the Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 2 is being filed to report dispositions of beneficial ownership of shares of Common Stock in an amount equal to one percent or more of the Issuer’s outstanding Common Stock since the Reporting Persons filed the previous amendment to Schedule 13D. The disclosure in Item 5(c) below regarding transactions in the Issuer’s Common Stock effected during the previous 60 days is incorporated by reference herein. Consistent with their investment purpose, the Reporting Persons may make, or cause, further dispositions of Common Stock from time to time and may acquire, or cause to be acquired, additional shares of Common Stock, in each case depending on market conditions and other factors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                           Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 19,472,562 shares of Common Stock outstanding as of April 24, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020.

As of June 8, 2020, the Master Fund directly held and beneficially owned 1,497,836 shares of Common Stock, representing approximately 7.7% of the outstanding Common Stock and 1,568 shares of Common Stock were held by the Account.  As general partners of the Master Fund, the Small Cap Funds may be deemed to beneficially own the shares of Common Stock held by the Master Fund.  As the general partner of the Small Cap Funds, Prescott Capital may also be deemed to beneficially own the shares of Common Stock held by the Master Fund.  As the general partner of the Account, Prescott Capital may be deemed to beneficially own the shares of Common Stock held by the Account.  As managing member of Prescott Capital, Phil Frohlich may be deemed to beneficially own the shares of Common Stock held by the Master Fund and the shares of Common Stock held by the Account.
The filing of this statement on Schedule 13D shall not be construed as admission that any of Prescott Capital, the Small Cap Funds or Mr. Frohlich is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,497,836 shares of Common Stock held by the Master Fund or the 1,568 shares of Common Stock held by the Account, and pursuant to Rule 13d-4, Prescott Capital, the Small Cap Funds and Mr. Frohlich disclaim all such beneficial ownership.

(c) On June 4, 2020, the Master Fund sold 500,000 shares of Common Stock for the accounts of the Small Cap Funds in the open market for a price per share of $9.50.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 7.                        Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 8, 2020

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
Phil Fohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member
Prescott Group Aggressive Small Cap Master Fund, G.P.
By:	Prescott Group Aggressive Small Cap, L.P., general partner
By: By:	Prescott Group Aggressive Small Cap II, L.P., general partner Prescott Group Capital Management, L.L.C., general partner

By:	/s/ Phil Frohlich
Phil Frolich, Managing Member

By:	/s/ Phil Frohlich
Phil Frohlich

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, no par value per share, of Nature’s Sunshine Products, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

Dated: June 8, 2020

Prescott Group Capital Management, L.L.C.

By:	/s/ Phil Frohlich
Phil Fohlich, Managing Member

Prescott Group Aggressive Small Cap, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member

Prescott Group Aggressive Small Cap II, L.P.

By:	Prescott Group Capital Management, L.L.C., its general partner

By:	/s/ Phil Frohlich
Phil Frohlich, Managing Member
Prescott Group Aggressive Small Cap Master Fund, G.P.
By:	Prescott Group Aggressive Small Cap, L.P., general partner
By: By:	Prescott Group Aggressive Small Cap II, L.P., general partner Prescott Group Capital Management, L.L.C., general partner

By:	/s/ Phil Frohlich
Phil Frolich, Managing Member

By:	/s/ Phil Frohlich
Phil Frohlich